 EXHIBIT 99.9

CHAMPION INDUSTRIES, INC.

RESOLUTIONS OF THE BOARD OF DIRECTORS AUTHORIZING
1:200 REVERSE STOCK SPLIT FOR THE COMPANY’S
CLASS A COMMON STOCK AND SUBSEQUENT SEC DEREGISTRATION
OF THE COMPANY AND SUCH COMMON STOCK

WHEREAS, the Board of Directors (the "Board") of Champion Industries, Inc. (the "Company") at its regular monthly meeting on September 21, 2015, established a Special Committee of the Board composed of independent directors (the “Special Committee”) for the purpose of exploring a possible reverse stock split followed by SEC deregistration of the Company and its Class A Common Stock (sometimes referred to as the “potential transactions”);

WHEREAS, the Board asked the Special Committee (A) to recommend whether or not such possible transactions would be in the best interests of the Company and, (B) if the Committee ultimately recommended undertaking the potential transactions, to make recommendations thereon to the full Board including reverse stock split ratio and the price per pre-split share at which fractional shares resulting from the reverse stock split should be cashed out;

WHEREAS, following the Special Committee’s initial meeting on October 4, 2015, and at the recommendation and request of the Special Committee, the Board authorized the Special Committee to retain an independent investment banking firm to do an independent valuation of the Company’s Class A Common Stock;

WHEREAS, Chaffe & Associates, Inc. (“Chaffe”) was selected to perform an independent valuation of the fair market value of the Company’s Class A Common Stock to assist the Special Committee in exploring a possible transactions;

WHEREAS, from October 4, 2015 through January 13, 2016, the Special Committee has met four times and has evaluated the potential transactions, including, (A) review of the alternatives to the potential transactions, (B) evaluation of the potential advantages and disadvantages thereof (including potential impact on the Company’s efforts to restore the Company to profitability and then grow profitability), (C) evaluation of potential reverse stock split ratios; (D) review of the estimated transaction costs of the potential transactions, (D) analysis of the potential savings of the possible transactions, (E) review of Chaffe’s valuation findings as set forth in its draft valuation report summary, (F) review of the recent (last 52-week) trading and price  history of the Company’s Class A Common Stock,  (G) evaluation of price fairness for cashing out fractional shares (less than 1.0 whole share) resulting from any reverse stock split; and (H) review and consideration of other pertinent factors bearing on its work;

WHEREAS, the Special Committee unanimously has made recommendations to the full Board concerning the potential transactions as more fully set forth in the 3-page SUMMARY OF RECOMMENDATIONS TO FULL BOARD AND SUPPORTING RATIONALE (the “Special Committee Recommendations”), a copy of which is attached to and made a part of these resolutions as Exhibit A (Exhibit 99.10 of this Schedule 13E-3 filing) hereto;

WHEREAS, as more fully set forth in the Special Committee Recommendations, the Special Committee has determined and recommended that it is in the best interests of the Company to effect a 1:200 (one for two hundred) reverse stock split of the Company’s Class A Common Stock, par value $1.00 per share,  (the "Common Stock"), whereby each two hundred (200) shares of Class A Common Stock would automatically be reclassified and changed into one (1) share of Class A Common Stock on the effective date and time, and each resulting fractional share of less than one (1) whole share shall be cashed out at a recommended price of 30 cents per pre-split share (or $60.00 per post-split share) (the "Reverse Stock Split");

WHEREAS, as more fully set forth in the Special Committee Recommendations, the Special Committee also has determined and recommended that it is in the best interests of the Company to make such filings with the U.S. Securities and Exchange Commission (“SEC”) as may be necessary to deregister the Company and its Class A Common Stock, so that SEC reporting would no longer be required;

WHEREAS, as more fully set forth in the Special Committee Recommendations, the Special Committee has determined that approximately $220,000 per year in SEC reporting costs would be saved if the Company deregistered following the Reverse Stock Split, whereas the estimated costs of undertaking the Reverse Stock Split and subsequent deregistration is estimated to be approximately $111,400; and

WHEREAS, based on the Special Committee Recommendations, and the Board’s own consideration and review, the Board has determined that it is in the best interests of the Company to approve and authorize the Reverse Stock Split (including the cashing out of resulting fractional shares), to amend the Articles of Incorporation of the Company to allow and effectuate the Reverse Stock Split, and to deregister the Company and its Class A Common Stock following the Reverse Stock Split;

NOW THEREFORE BE IT RESOLVED:

RESOLVED, that the Board declares it advisable and in the best interests of the Company to amend the Articles of Incorporation of the Company (sometimes hereinafter referred to as the “Articles”) to allow and effectuate the Reverse Stock Split and to amend the Articles of Incorporation of the Company accordingly, including such amendments as are necessary to adjust the rights granted under the Articles with respect to (nonvoting) Class B Common Stock accordingly, including, without limitation, (A) the rights of certain Class A Common Stock holders who are subject to the ownership restrictions of the Bank Holding Company Act of 1956, as amended, to redeem and convert  Class A into Class B shares, and (B) the rights of Class B shareholders who are not subject to the ownership restrictions of the Bank Holding Company Act of 1956, as amended, can redeem and convert Class B back into Class A shares, all without any additional consideration;

RESOLVED, that the Proposed Articles of Amendment of the Articles of Incorporation of the Company in the form attached as Exhibit B (Exhibit 99.11 and 99.12 of this Schedule 13E-3 filing)hereto (the "Proposed Amendment") is hereby adopted and approved, subject to the approval of such Proposed Amendment by the stockholders of the Company holding Class A Common Stock;

RESOLVED, that, upon approval by the stockholders of the Company, the President, Chief Executive Officer, Chief Financial Officer, Vice President, Treasurer, Secretary and any other officer of the Company (each such person, an "Authorized Officer") be, and each of them hereby is, authorized to execute, deliver and file the Proposed Amendment with the Secretary of State of West Virginia and to pay any fees related to such filing;

RESOLVED, that, at any time prior to the effectiveness of the filing of the Prosed Amendment with the Secretary of State, the Board reserves the right to abandon the amendment to the Certificate of Incorporation of the Company and not to file the Proposed Amendment, even if approved by the stockholders, if the Board, in its discretion, determines that such amendments are no longer in the best interests of the Company or its stockholders;]

RESOLVED, that the Board hereby recommends that the stockholders approve and adopt the Proposed Amendment;

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered to prepare, execute and file, or cause to be prepared, executed and filed, all reports, schedules, statements, documents and information required to be filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder in connection with the Proposed Amendment, including, without limitation, reports relating to certain current events on Form 8-K and a preliminary and definitive proxy statement (the "Proxy") to obtain stockholder approval of the Proposed Amendment and any amendments thereto, as well as Schedule 13E-3 filings;

RESOLVED, that the Proposed Amendment be placed before the shareholders of the Company for a vote thereon at the Company’s 2016 annual stockholders meeting to be held on March 21, 2016, and that, alternatively, if for any reason the Proposed Amendment cannot be brought before the shareholders at said annual meeting, that the Proposed Amendment be placed before the shareholders at a special meeting of shareholders (the "Special Meeting") at such date, time and place as the Authorized Officers of the Company deem to be appropriate following consultation with legal counsel and following clearance of the related Proxy with the SEC and the expiration of any waiting period applicable to the Company’s Schedule 13E-3 filed with the SEC;

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered to stipulate a record date for the stockholders entitled to notice of and to vote at the annual meeting of stockholders (or, if applicable, at any necessary Special Meeting, as the case may be), and that such record date be in accordance with the West Virginia business corporations statute and the Articles of Incorporation and By-laws of the Company;

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered to prepare and mail a proper notice of the annual meeting (or, if applicable, proper notice of any necessary Special Meeting, as the case may be), and related proxy materials to all stockholders of record on the record date;

RESOLVED, that, subject to stockholder approval of the Proposed Amendment, the number of shares of the Company's issued and outstanding Class A Common Stock shall be decreased through the declaration of the Reverse Stock Split including the cashing out of resulting fractional shares of less than 1.0 whole shares;

RESOLVED, that, subject to stockholder approval of the Proposed Amendment, each stockholder of record as of close of business on the effective date of the Reverse Stock Split, which shall be April 1, 2016 or on such date thereafter as is determined by the Board (by subsequent Resolution) to be the first practicable effective date, (the “Effective Date”), shall be entitled to one (1) share of Class A Common Stock for every two hundred (200) shares of Class A Common Stock held by such stockholder [without surrender of any certificates for its shares];

RESOLVED, that no fractional shares shall be issued in connection with the Reverse Stock Split and stockholders who, after the Reverse Stock Split, have a fractional share of less than one (1.0) whole share of Class A Common Stock shall receive cash (without interest or deduction) in lieu of such fractional share interests in an amount equal to 30 cents per pre-Reverse Stock Split share (which is equivalent to $60.00 per post-Reverse Stock Split share);

RESOLVED, that the aggregate par value of the pre-Reverse Stock Split shares remain, and shall be designated as, capital of the Company;

RESOLVED, that, to the extent that any Warrant or Warrants now outstanding for the purchase of Class B Common Stock do not, by its or their terms, automatically adjust the number of shares which may be purchased following a reverse stock split,  the Authorized Officers be, and each of them hereby is, authorized and empowered, in the name and on behalf of the Company, to take, or cause to be taken, all action required to adjust the number of shares covered by such Warrant appropriately to reflect the Reverse Stock Split, including, without limitation, the preparation, execution and filing of any necessary amendment or other instruments or document to achieve such adjustment;

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered to take all such further action and to execute, deliver and file all such further agreements, certificates, instruments and documents, in the name and on behalf of the Company, and if requested or required, under its corporate seal duly attested by the Secretary or Assistant Secretary; to pay or cause to be paid all expenses; to take all such other actions as they or any one of them shall deem necessary, desirable, advisable or appropriate to consummate, effectuate, carry out or further the transactions contemplated by and the intent and purposes of the foregoing resolutions;

RESOLVED, that in connection with the transactions contemplated in the preceding resolutions, the Secretary or the Assistant Secretary of the Company be, and hereby is, authorized in the name and on behalf of the Company, to certify any more formal or detailed resolutions as such officer may deem necessary, desirable, advisable or appropriate to consummate, effectuate, carry out or further the transactions contemplated by and the intent and purposes of the foregoing resolutions; and that thereupon, such resolutions shall be deemed adopted as and for the resolutions of the Board as if set forth at length herein;

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered to prepare, execute and file, or cause to be prepared, executed and filed, such other reports, schedules, statements, documents and information, and to take or omit to take such other actions, as they may determine to be necessary, appropriate or convenient in connection with carrying out the intent of these resolutions and of the transactions authorized and/or contemplated by these resolutions, with the execution of any such reports, schedules, statements, documents and information, and the taking or omission to take any such actions, to be conclusive evidence of such determination; and,

RESOLVED, that the omission from these resolutions of any agreement or other arrangement contemplated by any of the agreements or instruments described in the foregoing resolutions or any action to be taken in accordance with any requirements of any of the agreements or instruments described in the foregoing resolutions shall in no manner derogate from the authority of the Authorized Officers to take all actions necessary, desirable, advisable or appropriate to consummate, effectuate, carry out or further the transactions contemplated by and the intent and purposes of the foregoing resolutions.